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FEB 29 2024

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SEC FILE NUMBER
8-50307

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FAS Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4747 W 135 Street, Suite 100
(No. and Street)

Leawood	KS	66224
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott A. Sadaro	913-239-2300	ssadaro@faswealthpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren
(Name – if individual, state last, first, and middle name)

505 N Murlen Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

09/29/2022	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, John A. Meier, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FAS Corp., as of 2/20, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Exec VP

NOTARY PUBLIC - State of Kansas
JO ELLEN BYRON
My Appt. Expires November 25, 2025

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FAS CORP.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2023 AND 2022
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of FAS Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FAS Corp. as of December 31, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FAS Corp. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FAS Corp.'s management. Our responsibility is to express an opinion on FAS Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FAS Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of FAS Corp.'s financial statements. The supplemental information is the responsibility of FAS Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as FAS Corp.'s auditor since 2022.

Olathe, Kansas
February 27, 2024

FAS CORP.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS		
Cash	$ 526,440	$ 620,207
Commissions receivable	5,666,588	3,164,269
Prepaid expenses	26,342	19,201
TOTAL ASSETS	$ 6,219,370	$ 3,803,677
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$ 5,660,975	$ 3,128,187
	5,660,975	3,128,187
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 10,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
		-
Additional Paid in Capital	17,799	17,799
Treasury Stock, at cost	-	-
Retained earnings	530,596	647,691
TOTAL STOCKHOLDERS' EQUITY	558,395	675,490
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,219,370	$ 3,803,677

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF INCOME
AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
REVENUES		
Commission income	$ 28,294,374	$ 19,750,372
OPERATING EXPENSES		
Commission expense	27,128,300	18,393,629
Management fees	60,000	60,000
Overhead reimbursement	190,761	224,434
Other expenses	277,464	253,869
TOTAL OPERATING EXPENSES	27,656,525	18,931,932
Other income	110,056	80,625
NET INCOME	$ 747,905	$ 899,065

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock					Total
	Shares	Dollars	Additional Paid in Capital	Retained Earnings	Treasury Stock	Stockholders' Equity
Balance at January 1, 2022	10,000	$ 10,000	$ -	$ 596,647	$ (40,222)	$ 566,425
Sale of Treasury Stock - 95 Shares			17,799	-	40,222	58,021
Net income for 2022				899,065		899,065
Distributions to stockholders in 2022				(848,021)		(848,021)
Balance at December 31, 2022	10,000	10,000	17,799	647,691	-	675,490
Treasury Stock			-	-	-	-
Net income for 2023				747,905		747,905
Distributions to stockholders in 2023				(865,000)		(865,000)
Balance at December 31, 2023	10,000	$ 10,000	$ 17,799	$ 530,596	$ -	$ 558,395

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Cash Flows From Operating Activities		
Net Income	$ 747,905	$ 899,065
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
Commissions Receivable	(2,502,319)	(1,698,578)
Prepaid Expenses	(7,141)	2,479
Accounts Payable	2,532,788	1,763,941
Net Cash Provided by Operating Activities	771,233	966,907
Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities		
Distributions to Stockholders	(865,000)	(848,021)
Sale/(Purchase) of Treasury Stock	-	58,021
Net Cash Used In Financing Activities	(865,000)	(790,000)
Net Increase in Cash	(93,767)	176,907
Cash, Beginning of Year	620,207	443,300
Cash, End of Year	$ 526,440	$ 620,207

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

FAS Corp. (the Company) is a limited-activity broker-dealer incorporated in Kansas that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts. During 2023 two payors were the source of 78.56% of commissions revenue earned by the Company and 98.64% of the commission receivables due to the company at December 31, 2023. Two independent representative groups received 97.06% of commissions expense paid by the Company for the year ending December 31, 2023.

Subsequent Events

Prior to December 31, 2023 the company entered into a Letter of Intent to sell the controlling interest in the company. As of February 27, 2024 the change in control has not occured however the transaction is anticpated closing late Q1 2024 to mid Q2 2024. The change in control of the company is a full ownership transfer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue and Expense Recognition

Revenues and expenses in connection with variable product securities, specifically including trail commissions, are recorded on the accrual basis as transactions are completed.

Cash

Cash consists of demand deposit accounts held at financial institutions. The entire balance is considered liquid.

Income Taxes

The Company, with the consent of its stockholders, has elected S corporation status under the Internal Revenue Code. Under its S election, individual stockholders report their respective shares of taxable income and deductions on their personal income tax returns. As a result, income taxes are not provided for in the accompanying financial statements. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2023, 2022, and 2021 remain open as of the date of these financial statements, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns with assistance from the Company's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and unlikely tax positions are not.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023 and 2022, the Company reported excess net capital of $85,460 and $362,695, respectively.

The firm was below net capital from December 29, 2023 through January 2, 2024, (New Year holiday weekend). The cause of the deficiency was due to timing of a new case written on December 27, 2023 and regular trail commission earned on December 29, 2023. The new case resulted in a commission receivable of $2,409,492 and a corresponding payable to representative of $2,343,762. Related to net capital, this transaction, along with normal business prior to December 29, 2023, resulted in a Non-Allowable Receivable amount of $69,195 and Aggregate Indebtedness of $5,660,975. The Aggregate Indebtedness Ratio on December 29, 2023 was 1223.05%

On January 3, 2024 the company received payment for commission which was reported as a receivable on December 27, 2023. The reduction in commission receivable reduced the amount on Non-Allowable Receivables from $69,195 to $0.

The result was in an increase in Net Capital from 462,858 on December 29, 2023 to $523,376 on January 3, 2024. The Aggregate Indebtedness ratio was reduced from 1223.05% to 1122.82%.

The operational cause of the deficiency was due to timing of earned commissions on Friday December 29, 2023 and the payment from the issuer on Wednesday January 3, 2024

NOTE C - RELATED PARTY TRANSACTIONS

The Company leases office equipment, employs personnel and shares other operating expenses under the terms of a shared services agreement with FAS Wealth Partners, Inc. fka Financial Advisory Service, Inc. whereby the Company pays an annual overhead reimbursement expense, for the year 2023 the amount of the reimbursement was $190,761. The Company pays rent to M3 Development Company (a related party) rent expense for each year 2023 and 2022 was $56,400.

The Company purchases investment management services for the individual variable annuity contracts of its customers under the terms of an investment management services agreement with FAS Wealth Partners, Inc. fka Financial Advisory Service, Inc. FAS Wealth Partners, Inc. fka Financial Advisory Service, Inc is a related party in which ownership of each entity is common in owners, however, the individual ownership makeup may from time to time vary slightly from company to company. For the period of January 1, 2023 through December 31, 2023, the Company pays to FAS Wealth Partners, Inc. fka Financial Advisory Service, Inc. a management fee of $5,000 per month. For years ended December 31, 2023 and 2022, the Company incurred management fees of $60,000 and $60,000, respectively. At December 31, 2023 and 2022, the company owed management fees payable of $0 and $0, respectively.

NOTE D - CONTINGENCIES

In the ordinary course of business, the Company may become party to material chargeback claims from variable product issuers. The Company maintains written agreements with its registered representatives that contain chargeback and set off provisions to recover amounts owed to product issuers from business produced by such representatives. During 2023, and as of December 31, 2023, and for the period through and including the date of these financial statements, the Company was not aware of any such material chargeback claims outstanding.

NOTE E - REVENUE RECOGNITION

Revenue from customers includes 1. Commission income from variable life and variable annuities, 2. mutual fund trail commission and 3. Miscellaneous income from E&O and supervision. The recognition and measurement of revenue is based upon the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time; how to allocate transactions where multiple performance obligations are identified; or when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events.

	FY 2023		FY 2022	
Revenue				
Commission Income Annuity and Life	$ 28,293,730	99.66%	$ 19,749,681	99.59%
Mutual Fund Income Trail	645	0.00%	691	0.00%
E&O and Compliance Income	95,944	0.34%	80,625	0.41%
	$ 28,390,319	100.00%	$ 19,830,997	100.00%

Commission revenue from variable life and variable annuity sales are recognized on the date of the transaction or in the case of a trail commission, the date in which asset based commissions are calculated by the issuer. A corresponding payables to registered representatives are recognized in the same manner, on the date of the transaction. Any new contributions to existing contracts are treated in the same manner as an asset based trail commission. For the year 2023, this source of revenue accounted for 99.66% of the revenue for the company.

Commission revenue from mutual fund sales and trail commission are recorded in the period in which the issuer calculates the asset based trail commission.

Revenue from E&O insurance and various compliance income sources are amounts paid by outside registered representatives of the company to offset the overall cost of E&O insurance and costs of compliance. The company does not consider this a primary source of revenue and is deemed immaterial to the overall revenue of the company.

NOTE F - RISKS AND UNCERTAINTIES

In 2020, the World Health Organization declared the spread of Coronavirus Disease (COVIC-19) a worldwide pandemic. The COVID-19 pandemic is having significant effects on global markets, supply chains, businesses, and communities. Specific to the Organization, COVID-19 did not have a long-term significant impact on the operations, revenue sources or financial results during the fiscal year 2022. Management believes the Organization has and will continue to take, as warranted, appropriate actions to mitigate any adverse impact to the Organizations operations, trail commission revenue and ultimately financial condition. As the COVID-19 pandemic continues into year 2024, the future impact of COVID-19 is unknown, however, as of the date of the financial statements. Management believes the COVID-19 pandemic will not have a significant long-term impact on the Organizations operations or financial status for the year 2024. Worldwide events related to the COVID-19 pandemic could alter Management's opinion, at which time Management will continue to navigate through any unforeseen events.

FAS CORP.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
NET CAPITAL		
Total Stockholders' Equity	$ 558,395	$ 675,490
Deductions and/or charges:		
A. Nonallowable assets		
Prepaid expenses	26,342	19,201
Other deductions and charges	69,195	85,048
	95,537	104,249
Net Capital Before Haircuts on Securities Positions	462,858	571,241
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Certificates of deposit and preferred stock		
Net Capital	$ 462,858	$ 571,241
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts Payable	$ 5,660,975	$ 3,128,187
Total Aggregate Indebtedness	$ 5,660,975	$ 3,128,187
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Required	$ 377,398	$ 208,546
Capital in Excess of Requirement	$ 85,459	$ 362,695
Net Capital Less 10% of Aggregate Indebtedness	$ (103,240)	$ 258,422
Ratio: Aggregate Indebtedness to Net Capital	12.23 to 1	5.48 to 1

A reconciliaton between the audited computation of Net Capital and the amount provided in Part IIA of the FOCUS is not necessary as no material differences exist.

FAS CORP.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

The Company operated under the exemptive provisions of paragraph (k)(1) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2023 and 2022.

FAS CORP.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2023 and 2022.

FAS CORP.
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2023

As of December 31, 2023 and during the fiscal year then ended, FAS Corp (the "Company') operated under the exemptive provision of paragraph **(k)(1)** of the Securities and Exchange Commission Rule 15c3-3.

The Company met the identified exemption provisions throughout the fiscal year ended December 31, 2023 without exception.

4747 W. 135th Street, Suite 100
Leawood, Kansas 66224

Phone: 913-239-2300
Fax: 913-239-2301

FAS CORP
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2023

FAS Corp (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)(1)*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

____

FAS Corp

I, John Meier, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: John A Meier

Title: Exec V. Pres.

Date: 2/27/2024

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders
of FAS Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FAS Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which FAS Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provision) and (2) FAS Corp. stated that FAS Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. FAS Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FAS Corp.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas
February 27, 2024

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

Board of Directors
of FAS Corp

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2023. Management of FAS Corp (the Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2023, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1) Compared the classification of each revenue source reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2023 to the classifications in the general ledger, noting no differences.

2) Tested each revenue classification in the general ledger to underlying documentation detailing the type of revenue recorded, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Olathe, Kansas

February 27, 2024